UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

MEDIGUS LTD.

(Name of Issuer)

American Depositary Shares, each representing twenty (20) Ordinary Shares,

par value NIS 1.00 per share

(Title of Class of Securities)

58471G300

(CUSIP Number)

September 4, 2019

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Algomizer Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	666,668
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	666,668
	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 666,668(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.94%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Includes 333,334 warrants to purchase American Depositary Shares, exercisable immediately upon issuance with a term of three years, at an exercise price of $4.00 per American Depositary Share.
(2)	Based on 82,598,738 ordinary shares outstanding as of April 15, 2020.

Item 1(a) Name of Issuer:

Medigus Ltd. (the “Issuer”)

Item 1(b) Address of Issuer’s Principal Executive Offices:

Omer Industrial Park No. 7A

P.O. Box 3030, 8496500, Israel

Item 2(a) Name of Person Filing:

Algomizer Ltd.

Item 2(b) Address or Principal Business Office or, if none, Residence:

14 Arieh Shenkar, Herzliya, 4672514, Israel

Item 2(c) Citizenship:

Israel

Item 2(d) Title of Class of Securities:

American Depositary Shares, each representing twenty (20) ordinary shares, par value NIS 1.00 per share.

Item 2(e) CUSIP Number:

58471G300

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4 Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Item 5 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ]

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8 Identification and Classification of Members of the Group.

Not applicable.

Item 9 Notice of Dissolution of Group.

Not applicable.

Item 10 Certifications.

Not applicable.

SIGNATURES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2020		Algomizer Ltd.

/s/ Amihay Hadad
	Title:	Chief Executive Officer

- 4 -